(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-112252

CUSIP NUMBER

For Period Ended: September 25, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ruth’s Chris Steak House, Inc.
Full Name of Registrant

Former Name if Applicable

500 International Parkway
Address of Principal Executive Office (Street and Number)

Heathrow, Florida 32746
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

During the third quarter of fiscal 2005 the Company incurred damages to its headquarters in Metairie, Louisiana as a result of Hurricane Katrina. The Company subsequently relocated its corporate offices from Metairie, Louisiana, to Orlando, Florida. The Hurricane and the Company’s subsequent relocation has increased the amount of time required to perform the control procedures and develop the financial information necessary to prepare the disclosures required to be included in its Quarterly Report on Form 10-Q for the period ended September 25, 2005. As a result, the Company could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas J. Pennison, Jr.	(407)	333-4770

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ YES	☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ YES	☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates an improvement in its net income and basic earnings per share for the three month period ended September 25, 2005 as compared to the corresponding period ended September 26, 2004. The increase in the Company’s net income is due to an improvement in sales, the redemption of the Company’s outstanding mandatorily redeemable Series A senior cumulative preferred stock and Series B junior cumulative preferred stock and the receipt by the company of net proceeds from the initial public offering of the Company’s common stock. However, because the financial review procedures required to prepare the Company’s unaudited financial statements for the three-month period ended September 25, 2005 have not been completed, the Company is unable to provide a reasonable estimate of its results of operations for the three month period ended September 25, 2005.

Ruth’s Chris Steak House, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2005	By: Title:	/s/ Thomas J. Pennison, Jr. Senior Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).